FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        March............................    , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                   No
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date....March 28, 2008....	By	....../s/...... Hiroshi Kawashimo........... (Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 107TH BUSINESS TERM

March 28, 2008
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 107TH BUSINESS TERM
Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 107th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.
Matters Reported:
1.	Reports on the contents of the Business Report and the Consolidated Financial Statements for the 107th Business Term (from January 1, 2007 to December 31, 2007), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 107th Business Term (from January 1, 2007 to December 31, 2007).
The contents of items 1 and 2 above were reported.

Matters Resolved upon:

Item No. 1	Dividend from Surplus

It was approved and adopted in all respects as proposed and, in order to respond to your loyal support, a year-end dividend due for the term was decided to be 60.00 yen per share. As we paid an interim dividend of 50.00 yen per share, the full-year dividend has become 110.00 yen per share, an increase of 26.67 yen compared to the dividend for the previous Business Term.

(Note) The full-year dividend for the previous business term was 100.00 yen per share. However, taking the three-for-two stock split which was implemented on July 1, 2006 into consideration, the full-year dividend on the basis after the split was 83.33 yen per share.

Item No. 2	Election of Twenty-Five Directors

It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Tsuneji Uchida, Toshizo Tanaka, Nobuyoshi Tanaka, Junji Ichikawa, Akiyoshi Moroe, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Tomonori Iwashita, Masahiro Osawa, Shigeyuki Matsumoto, Katsuichi Shimizu, Ryoichi Bamba, Toshio Homma, Shunichi Uzawa, Masaki Nakaoka, Toshiyuki Komatsu, Haruhisa Honda, Tetsuro Tahara, Seijiro Sekine, Shunji Onda, Kazunori Fukuma, Hideki Ozawa and Masaya Maeda were reappointed as Directors. All of them assumed their offices.

Item No. 3	Election of Two Corporate Auditors

It was approved and adopted in all respects as proposed. As a result, Mr. Kunihiro Nagata was reappointed and Mr. Keijiro Yamazaki was newly appointed as Corporate Auditors. Both of them assumed their offices.

Item No. 4	Grant of Retirement Allowance to Directors and Corporate Auditor to be Retired

It was approved and adopted in all respects as proposed. Thus, it was decided that retirement allowance should be granted to each of the retired Directors, Messrs. Hajime Tsuruoka and Keijiro Yamazaki, and the retired Corporate Auditor, Mr. Teruomi Takahashi, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the Board of Directors for the retired Directors, and to the consultation of Corporate Auditors for the retired Corporate Auditor.

Item No. 5	Grant of Bonus to Directors

It was approved and adopted in all respects as proposed. Thus, it was decided that bonus should be granted to twenty-seven Directors as of the end of the term, which totals 360,000,000 yen.

Item No. 6	Issuance of Share Options as Stock Options Without Compensation

It was approved and adopted in all respects as proposed that pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (kaisha-ho), share options (shinkabu yoyaku-ken) should be issued as stock options without compensation to the Company’s directors, executive officers and senior employees, and the details of offering should be delegated to the Company’s Board of Directors.

Also approved and adopted were the specific method for calculating the amount of remuneration for Directors as specified in Item 2, Paragraph 1 of Article 361 of the Corporation Law and the specific contents of remuneration that are not monetary as specified in Item 3 of the same Paragraph since share options to be allocated to Directors are considered as remunerations to Directors as stipulated in Paragraph 1 of Article 361 of the Corporation Law.

■	Appointment of Representative Directors and Directors with Specific Titles
As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 107th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
President & COO	Tsuneji Uchida
Executive Vice President and Representative Director	Toshizo Tanaka
Senior Managing Director	Nobuyoshi Tanaka
Senior Managing Director	Junji Ichikawa
Senior Managing Director	Akiyoshi Moroe
Senior Managing Director	Kunio Watanabe
Managing Director	Yoroku Adachi
Managing Director	Yasuo Mitsuhashi
Managing Director	Tomonori Iwashita
Managing Director	Masahiro Osawa
Managing Director	Shigeyuki Matsumoto
Managing Director	Katsuichi Shimizu
Managing Director	Ryoichi Bamba
Managing Director	Toshio Homma
Managing Director	Masaki Nakaoka
Managing Director	Haruhisa Honda
■	Appointment of Full-Time Corporate Auditors
As a result of the internal election of Corporate Auditors after the Ordinary General Meeting of Shareholders for the 107th Business Term, Mr. Keijiro Yamazaki and Mr. Kunihiro Nagata were appointed as full-time Corporate Auditors. Both of them assumed their offices.

PAYMENT OF THE YEAR-END DIVIDEND
The year-end dividend due for the 107th Business Term shall be paid by either of the following methods.

■	If you are receiving the dividend with the “Receipt of Dividend”:
Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Year-end Dividend of the 107th Business Term” at a nearby head office, branch office, or subbranch office of Japan Post Bank, or post office (banking agency) during the payment period (from March 31, 2008 through April 30, 2008). You can also make your dividend be remitted to your bank account or Japan Post Bank account or postal giro account with this “Receipt of Year-end Dividend of the 107th Business Term.”
■	If you have requested to have the dividend transferred to your bank account including Japan Post Bank account:
Please confirm the enclosed “Statement of Year-end Dividend of the 107th Business Term” and “Year-end Dividend Transfer Notice.”